Exhibit 99.1

Yingli Green Energy Completes the Issuance of RMB 1.5 Billion Medium-term Notes

BAODING, China, May 3, 2012 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers, which markets its products under the brand “Yingli Solar,” announced today that one of its primary operating subsidiaries, Yingli Energy (China) Company Limited (“Yingli China”), has successfully completed its issuance of 1.5 billion RMB-denominated unsecured medium-term notes (the “Issuance”).

The Issuance is composed of 300 million RMB-denominated five-year medium-term notes (the “Five-year Notes”) and 1.2 billion RMB-denominated three-year medium-term notes (the “Three-year Notes”). The Five-year Notes bear a fixed annual interest rate of 6.01% and will mature on May 3, 2017. The Three-year Notes bear a fixed annual interest rate of 5.78% and will mature on May 3, 2015.

China Development Bank (“CDB”) acted as the lead underwriter and book runner for the Issuance with standby commitment. 60% of the proceeds will be used to enhance Yingli China’s working capital, and the remaining 40% will be used to repay bank loans of higher interest rates.

“We have achieved tremendous success in the issuance of the medium-term notes through working closely with CDB. This successful issuance demonstrates not only investors’ strong confidence in the long-term growth potential of the PV industry and Yingli’s industry leadership, but also CDB’s recognition of Yingli’s proven track record and solid market position,” commented Mr. Bryan Li, Director and Chief Financial Officer of Yingli Green Energy.

Relevant legal documentation, including the offering circular and issuance announcement of the offering are published on the websites of China Foreign Exchange Trade System (http://www.chinamoney.com.cn) and China Central Depository & Clearing Co., Ltd. (http://www.chinabond.com.cn).

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar,” is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. Currently, Yingli Green Energy maintains a balanced vertically integrated production capacity of 1,700 MW per year. Capacity expansion projects of an additional 750 MW in total are under construction in Baoding, Haikou, Tianjin and Hengshui, which are expected to increase the Company’s total nameplate production capacity to 2,450 MW by the end of 2012. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 20 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit www.yinglisolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

In China:

Qing Miao

Director of Investor Relations

Yingli Green Energy Holding Company Limited

Tel: +86-312-8929787

Email: ir@yinglisolar.com